UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (Company) informs its shareholders and the market overall that the Board of Directors, in a meeting held today, approved proposal of the Company´s Board of Executive Officers, for payment of interest on shareholders´ equity, as follows:

a)	interim interest on shareholders´ equity, in the amount of R$2,000,000,000.00, being R$0.178997238 per common share and R$0.196896962 per preferred share, that will be paid on 1.2.2024 by the net amounts of R$0.152147652 per common share and R$0.167362418 per preferred share, considering the withholding income tax deduction of fifteen percent (15%), except for the legal entity shareholders who are exempt from such taxation, who will receive by the declared amount; and

b)	supplementary interest on shareholders´ equity, in the amount of R$4,998,000,000.00, being R$0,447314097 per common share and R$0.492045507 per preferred share, that will be paid on 6.28.2024 by the net amounts of R$0.380216982 per common share and R$0.418238681 per preferred share, considering the withholding income tax deduction of fifteen percent (15%), except for the legal entity shareholders who are exempt from such taxation, who will receive by the declared amount.

The mentioned interim and supplementary interest on shareholders´ equity:

1)	will benefit the shareholders registered in the Company's records on 12.21.2023 (base date of entitlement), with the shares being traded "ex-right" as of 12.22.2023.

2)	will be paid as follows:

•	to the shareholders whose shares are deposited at the Company and who keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution appointed by them; and

•	to the shareholders whose shares are deposited at B3 S.A. - Brasil, Bolsa, Balcão, by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The shareholders who do not have their data updated must go to a Bradesco Branch of their preference, with their Individual Taxpayer’s ID, Identification Document and proof of residence to update their information and receive the respective amounts to which they are entitled.

The interest on shareholders´ equity relating to the shares deposited at B3 S.A. - Brasil, Bolsa, Balcão will be transferred to their holders by the respective custody agents.

Following, the statement of the amounts paid and payable relating to 2023:

Amounts Paid	R$
Monthly interest on shareholders’ equity relating to the months from January to November/2023	2,120,070,187.57
Interim interest on shareholders’ equity, relating to first semester of 2023, declared on 6.15.2023 and paid on 7.6.2023	2,000,000,000.00
Subtotal – amounts paid	4,120,070,187.57

Amounts Payable
Monthly interest on shareholders’ equity relating to the month of December/2023, to be paid on 1.2.2024	192,733,602.01
Interim interest on shareholders´ equity resolved on 12.11.2023 to be paid on 1.2.2024	2,000.000.000,00
Supplementary interest on shareholders´ equity resolved on 12.11.2023 to be paid on 6.28.2024	4,998,000,000.00
Subtotal – amounts payable	7,190,733,602.01

Total	11,310,803,789.58

Per share in R$

Espécie	Monthly interest on shareholders’ equity accrued in the year	Interim interest on shareholders´ equity of the 1st semester of 2023	Interim interest on shareholders´ equity	Supplementary interest on shareholders´ equity	Total
Common Shares	0.206997912	0.178997238	0.178997238	0.447314097	1.012306485
Preferred Shares	0.227697708	0.196896961	0.196896962	0.492045507	1.113537138

The Company may, based on the result to be calculated at the end of the fiscal year of 2023, distribute new interest on shareholders’ equity and/or dividends to the shareholders.

The interest on shareholders’ equity hereby approved represent, approximately, 36 times the monthly interested paid, net of withholding income tax, and will be included in the calculation of the mandatory dividends for the fiscal year provided for in the bylaws.

Cidade de Deus, Osasco, SP, December 11, 2023

Banco Bradesco S.A.

Carlos Wagner Firetti

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 11, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.